Exhibit 99.1

Attributed Financial Information for Our Platform Common Stock and Tracking Stocks

Each of our tracking stocks are intended to reflect the separate performance of an associated brand contract. Our platform common stock is intended to reflect the separate performance of all of our assets and liabilities not attributed to our existing tracking stocks or any other tracking stock that we may create from time to time.

The following tables present our assets, liabilities, income, expenses and cash flows as of and for the year ended December 31, 2014. The tables further present our assets, liabilities, income, expenses and cash flows that are attributed to our platform common stock and our tracking stocks. The financial information should be read in conjunction with our Form 10-K.

Notwithstanding the following attribution of assets, liabilities, income, expenses and cash flows to our platform common stock and our tracking stocks, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. Holders of our platform common stock and our tracking stocks are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of our platform common stock or tracking stocks does not affect the rights of our creditors.

FANTEX, INC.

ATTRIBUTED BALANCE SHEET INFORMATION

(Unaudited)

	December 31, 2014
	Platform Common	Fantex Series Vernon Davis	Fantex Series EJ Manuel	Fantex Series Mohamed Sanu	Total
ATTRIBUTED ASSETS
Cash and Cash Equivalents	$432,765	$383,999	$77,734	$34,942	$929,440
Receivables from Contract Parties	3,025	28,640	9,040	19,782	60,487
Prepaid Assets	44,278	—	—		44,278
Investment in Brand Contracts, at Fair Value	361,058	2,495,016	2,453,270	1,911,838	7,221,182
Total Attributed Assets	$841,126	$2,907,655	$2,540,044	$1,966,562	$8,255,387
ATTRIBUTED LIABILITIES AND STOCKHOLDERS' EQUITY
Due to Parent	$45,873	$24,562	$3,924	$1,813	$76,172
Total Attributed Liabilities	45,873	24,562	3,924	1,813	76,172
Total Attributed Stockholders’ Equity	795,253	2,883,093	2,536,120	1,964,749	8,179,215
Total Attributed Liabilities and Stockholders' Equity	$841,126	$2,907,655	$2,540,044	$1,966,562	$8,255,387

FANTEX, INC.

ATTRIBUTED STATEMENT OF OPERATIONS

(Unaudited)

	Year Ended December 31, 2014
	Platform	Fantex Series	Fantex Series	Fantex Series
	Common	Vernon Davis	EJ Manuel	Mohamed Sanu	Total
Attributed Income / (Loss) from Brand Contracts	$(110,175)	$(398,100)	$(2,181,112)	$485,887	$(2,203,500)
Attributed Operating Expenses
Personnel & Related	1,308,698	—	—	—	1,308,698
Professional & Related	2,075,107	54,245	5,026	2,176	2,136,554
General & Administrative	605,969	—	—		605,969
Management Fees	(49,866)	43,912	4,141	1,813	—
Total Attributed Expenses	$3,939,908	$98,157	$9,167	$3,989	$4,051,221
Attributed Net Income Before Taxes	(4,050,083)	(496,257)	(2,190,279)	481,898	(6,254,721)
Attributed Income Taxes	—	—	—		—
Attributed Net Income	$(4,050,083)	$(496,257)	$(2,190,279)	$481,898	$(6,254,721)

FANTEX, INC.

ATTRIBUTED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

	Year Ended December 31, 2014
	Platform	Fantex Series	Fantex Series	Fantex Series
	Common	Vernon Davis	EJ Manuel	Mohamed Sanu	Total
Operating Activities
Attributed Net Income / (Loss)	$(4,050,083)	$(496,257)	$(2,190,279)	$481,898	$(6,254,721)
Adjustments to reconcile net loss to net cash used in operating activities:
(Income) / Loss from Brand Contracts	110,175	398,100	2,181,112	(485,887)	2,203,500
Expenses Contributed From Parent	3,545,712	—	—	—	3,545,712
Changes in:
Prepaid Assets	261,763	—	—	—	261,763
Due to Parent	45,872	24,562	3,924	1,814	76,172
Purchase of Brand Contracts	—	(4,000,000)	(4,975,000)	(1,560,000)	(10,535,000)
Cash Receipts from Brand Contracts	52,493	878,244	82,827	36,267	1,049,831
Net cash used by operating activities	$(34,068)	$(3,195,351)	$(4,897,416)	$(1,525,908)	$(9,652,743)
Financing Activities
Net proceeds from Fantex Series Vernon Davis Offering	—	4,000,450	—	—	4,000,450
Net proceeds from Fantex Series EJ Manuel Offering	—	—	4,975,150	—	4,975,150
Net proceeds from Fantex Series Mohamed Sanu Offering	—	—	—	1,560,850	1,560,850
Dividends Paid	—	(421,100)	—	—	(421,100)
Net cash provided from financing activities	$—	$3,579,350	$4,975,150	$1,560,850	$10,115,350
Net cash increase / (decrease) for period	(34,068)	383,999	77,734	34,942	462,607
Cash and Cash Equivalents at Beginning of Period	466,833	—	—	—	466,833
Cash and Cash Equivalents at End of Period	$432,765	$383,999	$77,734	$34,942	$929,440
Cash Paid for Interest	$—	$—	$—	$—	$—
Cash Paid for Taxes	$—	$—	$—	$—	$—
Non-Cash Financing Activities:
Contributions from Parent	$3,545,712	$—	$—	$—	$3,545,712

NOTES TO ATTRIBUTED FINANCIAL INFORMATION

(Unaudited)

We have attributed the following assets and liabilities to the tracking stocks:

•	95% of our acquired brand income (ABI), that we acquire under our brand contracts ;

•

any and all of our liabilities, costs and expenses incurred after the offering of each of our tracking stocks that are directly attributable to the brand associated with the tracking stock, such as our direct costs arising out of our promotion of the  brand or arising out of or related to the maintenance and enforcement of the brand contract, provided, however, that to date we have not attributed any of the expenses or costs related to the initial public offerings of our tracking stocks (other than underwriting commissions and expenses) or incurred by us or our parent prior to the consummation of the offerings, including our efforts to build our business model and enter into our brand contracts , to any of our tracking stocks;

•

a pro rata share of our general liabilities, costs and expenses not directly attributable to any specific tracking stock (calculated based on attributable ABI), but excluding any non-cash expenses that are allocated from our parent to us. Attributable expenses would include, for example, a pro rata portion of the service fee we pay to our parent pursuant to the management agreement (5% of the attributed ABI from our brand contracts). Expenses that would not be attributed would include expenses incurred by our parent, including any expenses incurred in providing services to us under the management agreement, to the extent in excess of our service fee to them;

•	as income, any covered amounts, as described below, for our brand contracts; and

•	as an expense, the pro rata share of any covered amounts, as described below, relating to any tracking stock brand.

We will also attribute the following additional assets and liabilities to each tracking stock brand:

•

all net income or net losses from the assets and liabilities that are included in each tracking stock brand and all net proceeds from any disposition of any such assets, in each case, after deductions to reflect any dividends paid to holders of shares of a specific tracking stock; and

•	any acquisitions or investments made from assets that are included in a specific tracking stock brand.

Covered Amounts

As described in “Item 1. Business—Management and Attribution Policies” in Form 10-K, income (and assets) and liabilities will generally be attributed to a tracking stock based on the income and liabilities of that tracking stock. However, if as a result of any debtor relief laws we do not receive any portion of our acquired brand income from a brand contract then we will nonetheless attribute income during any period to the corresponding tracking stock in an amount equal to the difference between any amounts we actually receive under that brand contract and the amounts to which we would otherwise have been entitled to receive but for debtor relief laws. We refer to such difference as a covered amount.

        In such a case, the covered amount will also be attributed as a general expense of Fantex, and we will attribute the pro rata share of any covered amounts to each tracking stock as an expense, as discussed above.

Platform Unit

Our platform unit will initially have attributed to it all of our assets and liabilities that are not specifically attributed to our current tracking stocks or to any other tracking stocks  that we may establish from time to time. The assets attributed to the platform unit will thus include, for example, any portion of the ABI for any brand contract that is not specifically attributed to the associated tracking stock. For example, we will attribute the 5% of our ABI under our existing brand contracts to the platform unit, and expect to attribute a similar amount for each of our future brand contracts.

We believe the attribution presented in the financial information above reasonably reflects our attribution policy to track the performance of our tracking stock brands. We cannot provide any guarantee that any tracking stock will in fact track the performance of the associated brand contract.

Management Discussion of Tracking Stocks

Tracking Stock Attributed Assets

The largest attributed asset for each of our tracking stocks is the brand contract associated with each tracking stock. We expect the brand contract to be the largest single attributed asset for each tracking stock for the foreseeable future. As the cash generated by each brand contract is remitted to us, we intend to return a portion of this cash to the stockholders of the tracking stock in the form of dividend payments. The remaining cash will be used to meet the working capital and attributed operating needs of the tracking stock and for potential future co-investment opportunities that may arise under the brand contract.

Fantex Series Vernon Davis

Initial Public Offering

We completed the initial public offering of the Fantex Series Vernon Davis on April 28, 2014 raising approximately $4.2 million from the sale of 421,100 shares. On May 5, 2014, we paid Vernon Davis $4.0 million to complete our purchase of the Vernon Davis Brand Contract.

Attributed Acquired Brand Income and Expenses

During the year ended December 31, 2014, we attributed approximately $878,000 of acquired brand income to the tracking stock. Approximately $825,000 of this was cash earnings from Vernon Davis’ NFL player contract and approximately $53,000 represented cash earnings from endorsement contracts. We attributed expenses for management fees and direct costs totaling $98,157 to this tracking stock. Vernon Davis continues to perform under his NFL player  contract with the San Francisco 49ers and is entering the last year of his 6 year contract which expires after the 2015 NFL season. He also continues to generate income from short term and longer term endorsement contracts, appearance fees and business ventures from which we receive ABI. He currently has two endorsement contracts that are expected to generate approximately $36,000 in ABI in 2015.

Change in Fair Value of Brand Contract

We account for the Vernon Davis Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Form 10-K. From May 5, 2014 to December 31, 2014 the Vernon Davis Brand Contract generated an attributed loss of $398,100.  Our valuation process relies significantly on the full year on-field statistical performance of the athlete as inputs into the valuation model. From that data, we generate a list of comparable players who we believe are of similar caliber to the athlete and who have entered into contracts in a similar era, and are or were at similar ages and stages in their career. The results of this process can be volatile in any given period and result in large changes in fair value of the brand contract, if the on-field statistical performance varies from our previous estimates.

Our valuation model for the Vernon Davis Brand Contract reduced his playing career from 14 years to 13 years. This was a result of Vernon Davis’ statistical performance in 2014 which was below the average of his comparable set of players in his prior valuation. The new comparable set of players used in the fair value determination decreased his career length by one year causing a $277,292 attributed loss. As a result of the career length decrease, our model now estimates that Vernon Davis will enter into a 3 year $23.6 million contract at the end of the 2015 season, a decrease from the 4 year $33.4 million contract previously assumed in the valuation. This change resulted in a  $229,429 attributed loss.  Based on the above results and reviewing Vernon Davis’s current endorsement contracts and making estimates of his future endorsement potential we decreased our estimates of his future endorsement earnings which produced a $417,715 attributed loss. Below is a summary of the attributed valuation from the brand contract’s consummation on May 2, 2014.

Vernon Davis Brand Contract	Purchase Date (May 2, 2014)	Payments on Brand Contracts	Increase in Present Value	Gain / (Loss)	Reclass to Receivables	December 31, 2014
Fantex Series Vernon Davis (1)	$3,800,000	$(878,244)	$526,336	$(924,436)	$(28,640)	$2,495,016
Platform Common (1)	$200,000	$(46,224)	$27,702	$(48,655)	$(1,507)	$131,316
Total	$4,000,000	$(924,468)	$554,038	$(973,091)	$(30,147)	$2,626,332
(1)	In accordance with Management and Attribution Policies, 95% attributed to Fantex Series Vernon Davis and 5% to our platform common stock

The table below shows the change in fair value of the Vernon Davis brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in Item 7 “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-K, from the consummation of the brand contract on May 2, 2014 through December 31, 2014.

Vernon Davis Brand Contract	Purchase Date (May 2, 2014)	Payments on Brand Contracts (ABI)	Increase in Present Value	Gain / (Loss)	Reclass / Transfers	December 31, 2014
Category A
NFL Contract	$337,722	$(737,732)	$9,743	$5,048	$385,219	$—
Endorsements	4,778	(23,033)	53	—	54,503	36,301
Category B
NFL Contract	869,932	(130,398)	130,977	(1,779)	(415,366)	453,366
Endorsements	35,121	(33,305)	25,217	(25,867)	(1,166)	—
Category C
NFL Contract	1,934,854	—	315,358	(495,523)	—	1,754,689
Endorsements	678,954	—	46,225	(479,735)	(53,337)	192,107
Post-Career	138,639	—	26,465	24,765	—	189,869
Total	$4,000,000	$(924,468)	$554,038	$(973,091)	$(30,147)	$2,626,332

 2

Dividends

On August 18, 2014 the Company paid a previously declared cash dividend per share of $0.70 on Fantex Series Vernon Davis. On November 26, 2014,  the Company paid a previously declared cash dividend per share of $0.30 on Fantex Series Vernon Davis.

Fantex Series EJ Manuel

Initial Public Offering

We completed the initial public offering of the Fantex Series EJ Manuel on July 21, 2014 raising approximately $5.2 million from the sale of 523,700 shares. On July 25, 2014, we paid EJ Manuel $4.975 million to complete our purchase of the EJ Manuel Brand.

Attributed Acquired Brand Income and Expenses

During the period from July 25, 2014 to December 31, 2014 we attributed approximately $83,000 of acquired brand income to the tracking stock. Approximately $68,000 of this was cash earnings from EJ Manuel’s

NFL player contract and approximately $15,000 represented cash earnings from endorsement contracts. We attributed expenses for management fees and direct costs totaling $9,167 to this tracking stock.

Change in Fair Value of Brand Contract

We account for the EJ Manuel Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Form 10-K. From July 25, 2014 to December 31, 2014 the EJ Manuel Brand Contract generated an attributed loss of  $2,181,112.  Our valuation process relies significantly on the full year on-field statistical performance of the athlete as inputs into the valuation model. From that data, we generate a list of comparable players who we believe are of similar caliber to the athlete and who have entered into contracts in a similar era, and are or were at similar ages and stages in their career. The results of this process can be volatile in any given period and result in large changes in fair value of the brand contract, if the on-field statistical performance varies from our previous estimates.

Our valuation model for the EJ Manuel Brand Contract reduced his playing career from 10 years to 9 years. This was a result of EJ Manuel’s statistical performance in 2014 which was below the average of the comparable set of players in his prior valuation.  The loss of his starting position as quarterback after 4 games in 2014 was a significant factor in the career length decrease and the lower contract values as our model compares full season statistics to determine the most comparable players.

The new comparable set of players used in the fair value determination decreased his career length by one year causing a $199,361 attributed loss. As a result of the career length decrease, our model now estimates that EJ Manuel will enter into a 3 year $24.3 million contract at the end of the 2015 season, a decrease from the 3 year $40.6 million contract previously assumed in the valuation. We also estimate that EJ Manuel will enter into a subsequent 2 year $8.2 million contract versus the previous estimate of 3 years $39.7 million. These comparable contract changes resulted in a  $1,926,562 attributed loss.  Based on the above results and reviewing EJ Manuel’s current endorsement contracts and making estimates of his future endorsement potential we decreased our estimates of his future endorsement earnings which produced a $652,474 attributed loss. Below is a summary of the attributed valuation from the brand contract’s consummation on July 25, 2014.

EJ Manuel Brand Contract	Purchase Date (July 25, 2014)	Payments on Brand Contracts	Increase in Present Value	Gain/ (Loss)	Transfers	December 31, 2014
Fantex Series EJ Manuel (1)	$4,726,250	$(82,827)	$597,284	$(2,778,397)	$(9,040)	$2,453,270
Platform Common (1)	$248,750	$(4,360)	$31,436	$(146,231)	$(476)	$129,119
Total	$4,975,000	$(87,187)	$628,720	$(2,924,628)	$(9,516)	$2,582,389
(1)	In accordance with Management and Attribution Policies, 95% attributed to Fantex Series EJ Manuel and 5% to our platform common stock.

The table below shows the change in fair value of the EJ Manuel brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in Item 7 “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-K, from the consummation of the brand contract on July 25, 2014 through December 31, 2014.

EJ Manuel Brand Contract	Purchase Date (July 25, 2014)	Payments on Brand Contracts (ABI)	Increase in Present Value	Gain / (Loss)	Reclass / Transfers	December 31, 2014
Category A
NFL Contract	$330,125	$(71,371)	$15,635	$(105)	$(9,516)	$264,768
Endorsements	7,391	(14,918)	1,109	6,418	—	—
Category B
NFL Contract	—	—	—	—	—	—
Endorsements	13,446	(898)	—	(12,548)	—	—
Category C
NFL Contract	3,616,729	—	488,697	(2,237,423)	—	1,868,003
Endorsements	985,417	—	113,645	(680,970)	—	418,092
Post-Career	21,892	—	9,634	—	—	31,526
Total	$4,975,000	$(87,187)	$628,720	$(2,924,628)	$(9,516)	$2,582,389

Fantex Series Mohamed Sanu

Initial Public Offering

We completed the initial public offering of the Fantex Series Mohamed Sanu on November 3, 2014 raising approximately $1.6 million from the sale of 164,300 shares. On November 3, 2014, we paid Mohamed Sanu $1.56 million to complete our purchase of the Mohamed Sanu Brand Contract.

Attributed Acquired Brand Income and Expenses

During the period from November 3, 2014 to December 31, 2014 we attributed approximately $36,267 of acquired brand income to the tracking stock. All of this was cash earnings from Mohamed Sanu’s NFL player contract. We attributed no cash from endorsement earnings in 2014.  We attributed expenses for management fees and direct costs totaling $3,989 to this tracking stock.

Change in Fair Value of Brand Contract

We account for the Mohamed Sanu Brand Contract at estimated fair market value, as more fully described in the notes to our financial statements in this Form 10-K. From November 3, 2014 to December 31, 2014 the Mohamed Sanu Brand Contract generated an attributed gain of  $ 458,887.  Our valuation process relies significantly on the full year on-field statistical performance of the athlete as inputs into the valuation model. From that data, we generate a list of comparable players who we believe are of similar caliber to the athlete and who have entered into contracts in a similar era, and are or were at similar ages and stages in their career. The results of this process can be volatile in any given period and result in large changes in fair value of the brand contract, if the on-field statistical performance varies from our previous estimates.

Our valuation model for the Mohamed Sanu Brand Contract kept his playing career at 9 years and thus there was no gain or loss related to this valuation model input. Mohamed Sanu played in all 16 NFL games for the Cincinnati Bengal in 2014 and improved his statistics from the prior year.  This improved the set of comparable players that was used to estimate his future NFL contracts. As a result our model now estimates that Mohamed Sanu will enter into a 4 year $26.0 million contract at the end of the 2015 season, an increase from the 4 year $23.1 million contract previously assumed in the valuation. We also estimate that Mohamed Sanu will enter into a subsequent 1 year,  $4.0 million contract versus the previous estimate of 1 year,  $3.0 million. These comparable contract changes resulted in a  $146,183 attributed gain.  In addition, under Article 7, Section 4 — Proven Performance Escalator of the current NFL Collective Bargaining Agreement, a player drafted in the 3rd through 7th rounds is eligible for an increase in their 4th year base salary if they qualify. Mohamed Sanu qualified and his base salary in 2015 will increase to $1.542 million, resulting in an additional $113,357 attributed gain. Below is a summary of the attributed valuation from the brand contract’s consummation on November 3, 2014.

Mohamed Sanu Brand Contract	Purchase Date (November 3, 2014)	Payments on Brand Contracts	Increase in Present Value	Gain / (Loss)	Transfers	December 31, 2014
Fantex Series Mohamed Sanu	$1,482,000	$(36,267)	$230,522	$255,365	$(19,782)	$1,911,838
Platform Common	$78,000	$(1,909)	$12,134	$13,440	$(1,042)	$100,623
Total	$1,560,000	$(38,176)	$242,656	$268,805	$(20,824)	$2,012,461

(1)	In accordance with Management and Attribution Policies, 95% attributed to Fantex Series Mohamed Sanu and 5% to our platform common stock.

The table below shows the change in fair value of the Mohamed Sanu brand contract by Category A, Category B, and Category C, based on the quantitative and qualitative factors described in Item 7 “— Critical Accounting Policies— Fair Value of Financial Instruments” located in this Form 10-K, from the consummation of the brand contract on November 3, 2014 through December 31, 2014.

Mohamed Sanu Brand Contract	Purchase Date (November 3, 2014)	Payments on Brand Contracts (ABI)	Increase in Present Value	Gain / (Loss)	Reclass / Transfers	December 31, 2014
Category A
NFL Contract	$56,459	$(38,176)	$2,541	$—	$126,834	$147,658
Endorsements	—	—	—	—	—	—
Category B
NFL Contract	56,198	—	12,739	78,721	(147,658)	—
Endorsements	—	—	—	—	—	—
Category C
NFL Contract	1,423,885	—	222,744	194,523	—	1,841,152
Endorsements	19,845	—	3,775	(5,000)	—	18,620
Post-Career	3,613	—	857	561	—	5,031
Total	$1,560,000	$(38,176)	$242,656	$268,805	$(20,824)	$2,012,461